VIA EDGAR

February 12, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	InfoSonics Corporation

Registration Statement on Form S-4

Filed February 9, 2018

File No. 333-220525

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, InfoSonics Corporation hereby requests that the effective date of the above-captioned Registration Statement on Form S-4 be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on February 12, 2018, or as soon thereafter as practicable.

Please call David Katz of Perkins Coie LLP at (310) 788-3268 to confirm the effectiveness of the Registration Statement or with any questions.

Respectfully submitted,

INFOSONICS CORPORATION

By:	/s/ Vernon A. LoForti
Vernon A. LoForti
Vice President, Chief Legal Officer and Corporate Secretary

cc:	David Katz (Perkins Coie LLP)